Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

July 30, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Gregory:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your June 16, 2015 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 635 to its registration statement.  PEA No. 635 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 15, 2015 and is designated to become effective on July 29, 2015.  The purpose of PEA No. 635 was to add two new series to the Trust: the Trillium All Cap Fund and the Trillium Small/Mid Cap Fund (the “Funds”), managed by Trillium Asset Management, LLC (the “Adviser”).  The Trust is filing this PEA No. 641 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 641 will become effective on or about July 30, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please complete any missing information in the registration statement, provide series and classes identifiers for the Funds and make conforming changes throughout the documents as applicable.

The Trust responds by ensuring that all missing information is provided in the registration statement and series and classes identifiers and ticker symbols are included in the filing.  The Trust has also applied conforming changes in response to the comments throughout the documents as applicable.

3.	Please correct the table of contents to include the appropriate cross references to both Funds.

The Trust responds by correcting the table of contents.

4.	Please add a footnote to the Fees and Expenses tables on pages 3 and 7 to include a statement that Other Expenses are estimated for the current year.

The Trust responds by added the requested footnote to both of the Fees and Expenses tables.

5.
With respect to the Fees and Expenses tables on pages 3 and 7, please revise the caption to delete the term, “recoupment” and make conforming changes to the applicable footnotes that reference the caption.

The Trust responds by removing reference to “recoupment” in the Fees and Expenses tables and corresponding footnotes.

6.
With respect to the Principal Investment Strategies section on pages 4 and 8, please clarify what is meant by high quality characteristics and consider rephrasing the next sentence into “plain English” to clarify terms such as “bottom-up financial analysis” and “rigorous integrated review.”

The Trust responds by revising the disclosure to read as follows:

Trillium defines high-quality characteristics to include:

•      Financial Statement Integrity
•      Conservative Debt Management
•      Positive and Growing Cash Flow from Operations
•	Sector-leading policies and performance related to key Environmental, Social, and Governance (ESG) Issues

When selecting securities for the Fund, the Adviser conducts a thorough financial analysis that includes a review of environmental, social, and governance issues and how they may impact stock valuation or performance.

7.	With respect to the Principal Investment Strategies section on pages 4 and 8, please briefly explain ESG factors and how they relate to the Adviser’s sustainability criteria.

The Trust responds by revising the disclosure to read as follows:

ESG factors reflect a variety of key sustainability issues that can influence company risks and opportunities and span a range of metrics including board diversity, climate change policies, and supply chain and human rights policies.

8.
With respect to the Principal Investment Strategies section on pages 4 and 8, please consider including examples of industries or sectors or characteristics of companies that meet the Fund’s ESG requirements or sustainability criteria.

The Trust responds by adding the following disclosure:

Companies that meet our ESG requirements or sustainability criteria typically have strong sustainability data and policy reporting, for example publishing a comprehensive corporate sustainability report.  These companies may have strong board diversity, such as two or more women on the board.  ESG criteria may be somewhat different industry by industry.  For example, in the apparel industry we would seek companies with a comprehensive supply chain code of conduct and monitoring.  In the energy industry, we would seek companies with solid worker safety records and environmental management programs.

9.	With respect to the Purchase and Sale of Fund Shares section on pages 6 and 9, please clarify the amount of subsequent additional investments, if any.

The Trust responds by revising the Purchase and Sale of Fund Shares section to include the appropriate minimum subsequent additional investment amounts for each Fund.

10.	With respect to the Expense Example on page 7, please review the numbers provided for accuracy as they appear to be switched.

The Trust responds by correcting the display of the Expense Example numbers.

11.
With respect to the Principal Investment Strategies section on page 8, if accurate, please consider adding disclosure indicating that a portfolio holding would be sold if it falls outside of the range of the S&P 1000 Index.

The Trust responds supplementally that the Adviser does not intend to sell a security if it subsequently falls outside of the range of the S&P 1000 Index and in addition by revising the disclosure to read as follows:

The Adviser may sell stocks for several reasons, including when the stock no longer meets its ESG criteria or when the security declines in value and no longer reflects the investment thesis defined by the analyst or if the security rises well beyond the capitalization range of the product.

12.	With respect to the “Principal Investment Strategies – Both Funds” discussion on page 11, please expand upon what is meant by ESG risks.

The Trust responds by revising the referenced sentence to read as follows:

In addition, Trillium looks to identify companies with strong board and management qualities, as evidenced by transparent and conservative financial reporting, and better management of ESG risks such as risks from new environmental regulations, product safety risk, and reputational risks from major controversies or accidents.

13.
With respect to the “Principal Investment Strategies – Both Funds” discussion on page 11, please consider briefly describing in a narrative format or otherwise how some of the terms qualify as ESG factors, (i.e., clean tech opportunities, supply chain and executive compensation).  For instance, how does executive compensation relate to social or governance factors?

The Trust responds by adding the following additional disclosure:

For example, companies may be considered to have poor corporate governance if they exhibit excessive executive compensation relative to peers and if compensation does not include a variable component tied to company financial performance.

14.
With respect to the second paragraph of the “Principal Investment Strategies – Both Funds” discussion on page 11, please consider whether and under what circumstances the Fund would invest in a company that did not meet some or all of the ESG factors.

The Trust responds by revising the disclosure to read as follows:

~~Generally, Trillium will avoid companies with~~ At a minimum, the Fund will not invest in any companies with material exposure to agricultural biotechnology, coal mining, hard rock mining, nuclear power, tar sands, tobacco, weapons/firearms and companies with major recent or ongoing controversies involving environmental, governance, human rights, product safety, and workplace matters.

15.
With respect to the third paragraph of the “Principal Investment Strategies – Both Funds” discussion on page 11, please provide “plain English” disclosure for the following terms: “quality-driven research process,” “macroeconomic input” and “adherence to risk control parameters.”

The Trust responds by revising the disclosure to read as follows:

Trillium’s investment process includes several components:  a ~~quality-driven~~ research process focused on identifying companies with high quality characteristics as defined above.  Input from a committee focused on ~~through which ideas are generated; thorough analysis and review of recommendations; a portfolio construction process led by the insights of the Funds’ Portfolio Managers that includes a~~ macroeconomic environment, including changes in interest rates, growth rates, and employment rates. ~~input and a review of a~~ Adherence to risk control parameters such as the maximum size of an individual holding, relative sector weights, and a target average market capitalization for the portfolio.  In general, Trillium favors companies with the following characteristics:

16.	With respect to the second paragraph of the Management of the Funds – Investment Adviser section on page 14, please provide the date of the next shareholder report.

The Trust responds by adding the date of the next shareholder report in the above-referenced section.

17.	With respect to the Shareholder Information – How to Buy Shares section on page 17, please clarify the procedures for purchase and redemption of shares in proper form.

The Trust responds by adding “good order” language in the above-referenced section.

18.
With respect to the Shareholder Information – How to Buy Shares – By Mail section on page 18, please explain the reasons or the legal basis as to why there may be a delay once it reaches the Transfer Agent.

The Trust responds by deleting the final sentence in the Note.

19.
With respect to the Shareholder Information – How to Sell Shares – By Telephone and by Wire section on page 20, please supplementally confirm that the $15 wire charge and $5 exchange fee are not reflected in the fee table.

The Trust responds supplementally by confirming that the $15 wire charge and the $5 exchange fee are not reflected in the Fees and Expenses tables.

20.
With respect to the Shareholder Information – Exchanging Shares section on page 22, please consider suggesting that the shareholders read the prospectus of any new fund prior to investing into that fund.

The Trust responds by revising the disclosure accordingly.

21.
With respect to the last sentence of the Shareholder Information – Account and Transaction Policies – Redemption In-Kind on page 23, please include a statement that these transactions could result in a capital gain or loss and that there is a risk of market loss to the investor until they receive the proceeds.

The Trust responds by revising the disclosure accordingly.

Statement of Additional Information (“SAI”)

22.	On page 1 of the SAI, please state that the SAI has been incorporated by reference into the Prospectus.

The Trust responds by revising the disclosure accordingly.

23.	With respect to the Investment Restrictions section on page 10, restriction 1, where appropriate, please include disclosure that reverse repurchase agreements are a form of borrowing.

The Trust responds by revising the disclosure accordingly.

24.
With respect to the Investment Restrictions section on page 10, restriction 1, please include adjacent narrative disclosure indicating what is permitted under the 1940 Act with respect to borrowing money and issuing senior securities.

The Trust responds by adding the suggested disclosure.

25.	With respect to the Investment Restrictions section on page 10 and 11, please clarify that the 15% limitation on illiquid investments applies at the time of purchase and continues thereafter.

The Trust responds by noting that, in accordance with current law and guidance from the Staff, the 15% illiquid test is conducted at the time of investment. As a result, and to clarify the disclosure accordingly, we have revised the disclosure to read as follows:

Except with respect to borrowing, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in the percentage or rating resulting from any cause other than actions by a Fund will not be considered a violation of the Fund’s investment restrictions. The Fund will not make new investments in illiquid securities if, after such investment, the Fund will have more than 15% of its total assets invested in illiquid securities.  The Fund will not be in violation of this restriction if the Fund’s holdings of illiquid securities exceeds 15% for any reason other than the purchase of a new illiquid security. So that, for example, changes in the valuation of the Fund’s assets or an increase in redemptions which results in the sale of liquid securities, will not cause the Fund to violate this restriction. If the Fund’s illiquid positions exceed 15% of the Fund’s total assets for any reason other than the purchase of new illiquid securities, the Fund will consider what actions, if any, are appropriate to maintain adequate liquidity, including taking steps to bring the aggregate amount of illiquid instruments to less than 15% of total assets if reasonably practicable and taking into consideration the interests of shareholders.

26.
With respect to the fourth paragraph of the Portfolio Holdings Information section on page 12, please clarify that the duty of confidentiality of the named entities includes a prohibition on trading on non-public information.

The Trust responds by revising the disclosure accordingly.

27.	With respect to the Portfolio Managers – Portfolio Managers’ Ownership Interest in the Funds section on page 21, please correct the inconsistency in the table headings.

The Trust responds by updating the table headings to reflect the correct Fund names.

28.
With respect to the Service Providers – Administrator, Fund Accountant, Transfer Agent and Dividend Disbursing Agent section on page 23, please disclose the amount of the fees received by USBFS pursuant to the administration agreement in accordance with Item 19(h)(iv) of Form N-1A.

The Trust notes that once the Funds commence operations, Administration fees will then be calculated and paid.  In the Funds’ next prospectus and SAI, those Administration fees will be disclosed.  Until then, the Trust believes that the disclosure provided adequately addresses Item 19(h)(iv) of Form N-1A.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP